                    Filed by: American Century Strategic Asset Allocations, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                       Subject Company: Mason Street Funds, Inc.
                                       Investment Company Act File No. 811-07961

                                                           AMERICAN CENTURY LOGO

NEWS RELEASE

Contacts:    American Century: Laura Kouri, 816-340-4710 or 816-340-7033
             Northwestern Mutual: Jean Towell, 1-800-323-7033

                AMERICAN CENTURY INVESTMENTS ANNOUNCES AGREEMENT
                        TO ACQUIRE THE MASON STREET FUNDS

     KANSAS CITY, MO. December 14, 2005 -- American  Century  Investments  today announced  a plan of  reorganization  that will bring 10 out of 11 Mason  Street
Funds into the  American  Century fund  family.  This move will expand  American
Century's  fund  line-up,   particularly  in  the  load  area,   while  allowing
Northwestern  Mutual,  the parent  company  of Mason  Street  Advisors,  and its
affiliates   to   relinquish   retail  fund   sponsorship   and   administration
responsibilities  and allow  Mason  Street  Advisors to continue to focus on its core asset management business.

     The  planned  reorganization,  unanimously  approved  by the  boards of the
American  Century  Funds  and the Mason  Street  Funds  and now  subject  to the approval of the Mason  Street  Funds  shareholders,  involves 10 of the existing
Mason Street Funds merging into new or existing  American Century funds. Four of those funds will be co-branded as new American  Century-Mason  Street  products, with Mason Street Advisors serving as sub-advisor.

     "American  Century is  excited to be  entering  into a  strategic  business alliance with Mason Street  Advisors and  Northwestern  Mutual," said William M.
Lyons,  American Century  president and chief executive  officer.  "The expanded product line resulting  from the  reorganization  underscores  our commitment to investors,  particularly  those who choose to seek the  assistance  of financial professionals."

     "This transaction highlights the common philosophy of Mason Street Advisors and American Century," said Mark Doll,  president of Mason Street Advisors.  "We believe  that  American  Century's  value  proposition  of  financial  strength, integrity  and  investment  management  expertise is  consistent  with ours.  In addition,  this transaction  allows us to continue to provide retail access to a number of our key investment disciplines at Mason Street Advisors."

     The  plan  of  reorganization,  if  approved  by  the  Mason  Street  Funds shareholders,  calls  for the  Mason  Street  Funds to be  reorganized  into the
American Century family of funds in the following manner:

     1.   Four  series of Mason  Street  Funds  (Small  Cap  Growth,  Aggressive
          Growth,  Select Bond and High Yield Bond  Funds)  will be  reorganized into newly created,  co-branded  American  Century-Mason  Street funds that will be advised by  American  Century  and  sub-advised  by Mason
          Street  Advisors.  These  new  funds  will  have the  same  investment objectives and policies,  and the same investment management personnel as their Mason Street Funds predecessors.

     2.   Two series of Mason Street Funds  (International  Equity and Municipal
          Bond Funds) will be reorganized  into newly created  American  Century
          Funds to be advised by American Century,  with the International  Fund continuing to be sub-advised  by Templeton  Investment  Counsel,  LLC.
          These funds will have  investment  objectives and policies  similar to their Mason Street Funds predecessors.

     3.   Four series of Mason Street Funds  (Index 500,  Large Cap Core,  Asset
          Allocation and Growth Stock Funds) will be  reorganized  into existing
          American Century funds,  which will continue to be advised by American
          Century.

     The six  newly-created  American  Century  funds  will  be  load  products, expanding the American Century load series to 25 funds.

     Northwestern  Mutual and Mason Street Funds anticipate that shareholders of the Mason Street Funds will be sent a proxy statement/prospectus detailing terms of the  reorganization  in early  February  2006,  and a shareholder  meeting to consider and approve the proposed  reorganization will be held in March 2006. If approved, the reorganization will be effective on or about March 31, 2006.

     Additionally,  Northwestern  Mutual and Mason Street  Advisors  advise that this transaction in no way affects Mason Street Advisors' continued provision of investment  management  services to the  Northwestern  Mutual Series Fund, which underlies  Northwestern  Mutual's  variable  annuity and variable life products.

ABOUT MASON STREET ADVISORS

     Mason Street Advisors,  LLC, a wholly-owned company of Northwestern Mutual, is a federally registered  investment adviser,  providing investment  management services to  corporate,  charitable  and  retirement  accounts and mutual funds.
Mason Street Advisors manages over $71 billion in assets and provides investment advisory services to Northwestern  Mutual,  the Northwestern  Mutual Series Fund
and  affiliates.  As of  September  30,  2005,  the Mason  Street Funds had $1.9
billion in assets.  For more  information  on the Mason Street  Family of Funds, please visit HTTP://WWW.MASONSTREETFUNDS.COM/.

     Northwestern  Mutual,  the nation's  leading  provider of  individual  life insurance  according  to the  American  Council  of Life  Insurers,  has  always received the highest possible ratings for financial strength from Standard &
Poor's,  Moody's,  Fitch,  and A. M. Best.  In addition to life  insurance,  the company, its subsidiaries and affiliates are also providers of annuities, mutual funds, long-term care insurance and disability income insurance.  These products and services are distributed  through the Northwestern  Mutual Financial Network and its financial representatives nationwide. For more information, please visit
WWW.NMFN.COM.

ABOUT AMERICAN CENTURY

     American Century Investments is a leading investment manager with nearly 50 years of experience  helping  investors  achieve their financial goals.  Serving financial professionals,  institutions,  corporations and 1.6 million individual investors, American Century offers a broad array of products across a variety of investment disciplines.

     Based in Kansas City,  Mo.,  the company  manages more than $100 billion in assets through mutual funds, separate accounts,  commingled trusts, sub-advisory accounts and institutional products. James E. Stowers Jr. founded the company in
1958.  His son,  James E.  Stowers  III,  is  chairman  and  William M. Lyons is president and chief executive officer. For the past six years, American Century, which employs 1,900 people,  has been selected as one of FORTUNE  Magazine's 100
Best Companies to Work for in America.  For more information  about the company, visit WWW.AMERICANCENTURY.COM.

ABOUT MASON STREET FUNDS

720 E. Wisconsin Ave.                  Founded 1997
Milwaukee, Wis. 53202                  Assets under management: $1.9 billion(1)
HTTP://WWW.MASONSTREETFUNDS.COM        Employees/staff of advisory company: 60
                                       Total funds in family: 11

ABOUT AMERICAN CENTURY INVESTMENTS

4500 Main St.                          Founded 1958
Kansas City, Mo. 64111                 Assets under management: $102 billion
HTTP://WWW.AMERICANCENTURY.COM         Employees/staff of advisory company: 1,900
                                       Total funds in family: 80+

PLANNED REORGANIZATION

The following illustrates the new alliance to be created as a result of the plan of reorganization between Mason Street Funds and American Century Investments.

MASON STREET FUND                        RESULTING AMERICAN CENTURY FUND

SUBADVISED FUNDS (NEW CO-BRANDED FUNDS WILL BE SUBADVISED BY MASON STREET ADVISORS, LLC)
Small Cap Growth Stock Fund (MSASX)*     American Century-Mason Street Small Cap Growth
Aggressive Growth Stock Fund (MAGAX)*    American Century-Mason Street Mid Cap Growth
Select Bond Fund (MBDAX)*                American Century-Mason Street Select Bond
High Yield Bond Fund (MHYAX)*            American Century-Mason Street High-Yield Bond

ADOPTED FUNDS - NEW (MERGER WILL CREATE A NEW AMERICAN CENTURY FUND)
International Equity Fund (MEQAX)*       American Century International Value Fund
Municipal Bond Fund (MMBAX)*             American Century Long-Term Tax-Free Fund

MERGED FUNDS - EXISTING (THESE FUNDS WILL BE MERGED INTO AN EXISTING AMERICAN CENTURY FUND)
Index 500 Stock Fund (MISAX)*            American Century Equity Index Fund (ACIVX)*
Large Cap Core Stock Fund (MSKAX)*       American Century Equity Growth Fund (BEQGX)*
Asset Allocation Fund (MASSX)*           American Century Strategic Allocation: Moderate Fund (TWSMX)*
Growth Stock Fund (MGSAX)*               American Century Select Fund (TWCIX)*

(1)  Mason  Street  Advisors,  which  manages  the  funds,  had a total of $70.6 billion of assets under management as of 9/30/05.

*    TICKERS  LISTED FOR AMERICAN  CENTURY  FUNDS ARE FOR INVESTOR  CLASS SHARES
     ONLY.  TICKERS  LISTED FOR MASON STREET FUNDS ARE CLASS A SHARES ONLY.  THE
     FUND  ADOPTION  INVOLVES  MULTIPLE  CLASSES OF MASON  STREET  AND  AMERICAN
     CENTURY  FUNDS,  NOT LISTED IN THIS TABLE.  QUESTIONS  PERTAINING  TO SHARE
     CLASSES OF EACH FUND CAN BE DIRECTED TO YOUR  FINANCIAL  REPRESENTATIVE  OR
     THE FUND FAMILY THAT ADMINISTERS THE FUND.

IMPORTANT DISCLOSURE INFORMATION

     The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy.  American Century Mutual Funds, Inc.,  American Century Investment
Trust, American Century Capital Portfolios,  Inc., American Century Quantitative
Equity Funds, Inc.,  American Century World Mutual Funds, Inc., American Century
Strategic Asset  Allocations,  Inc., and American  Century  Municipal Trust will file a proxy  statement/prospectus  and other relevant  documents  regarding the reorganization  with the U.S.  Securities and Exchange  Commission  (the "SEC").
INVESTORS ARE URGED TO READ THE PROXY  STATEMENT/PROSPECTUS  AND OTHER DOCUMENTS
FILED  WITH  THE  SEC  IN  CONNECTION  WITH  THE  PLANNED   REORGANIZATION,   OR
INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL
CONTAIN IMPORTANT  INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS. You
will be  able  to  obtain  the  proxy  statement/prospectus  and  other  related documents free of charge at the SEC Web Site (www.sec.gov).

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